                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 25) (1)

                              Katy Industries, Inc.

                                (Name of Issuer)

                   Common Stock, One Dollar ($1.00) par value

                         (Title of Class of Securities)

                                    486026107

                                 (CUSIP Number)

                               Jonathan P. Johnson
                                    President
                                    CRL, Inc.
                         6300 S. Syracuse Way, Suite 300
                               Englewood, CO 80111

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                  June 2, 2001

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ____.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 486026107                   13D                     Page 2 of 13 Pages

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Wallace E. Carroll, Jr.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK NOT APPLICABLE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER                                                   194,358

8    SHARED VOTING POWER                                               2,931,647

9    SOLE DISPOSITIVE POWER                                              194,358

10   SHARED DISPOSITIVE POWER                                          2,931,647

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      3,126,005

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    37.2%

14   TYPE OF REPORTING PERSON*                                                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                   13D                     Page 3 of 13 Pages

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Amelia M. Carroll

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER                                                    20,848

8    SHARED VOTING POWER                                               3,131,157

9    SOLE DISPOSITIVE POWER                                               20,848

10   SHARED DISPOSITIVE POWER                                          3,131,157

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      3,152,005

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    37.6%

14   TYPE OF REPORTING PERSON*                                                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 48602107                    13D                     Page 4 of 13 Pages

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Wallace E. Carroll Trust U/A Dated 7/1/57
     F/B/O Wallace E. Carroll, Jr. and his descendants

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER                                                     2,151

8    SHARED VOTING POWER                                               2,073,436

9    SOLE DISPOSITIVE POWER                                                2,151

10   SHARED DISPOSITIVE POWER                                          2,073,436

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,075,587

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    24.7%

14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                   13D                     Page 5 of 13 Pages

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58
     F/B/O Wallace E. Carroll, Jr. and his descendants

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER                                                   603,000

8    SHARED VOTING POWER                                               2,073,436

9    SOLE DISPOSITIVE POWER                                              603,000

10   SHARED DISPOSITIVE POWER                                          2,073,436

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,676,436

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    31.9%

14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No. 486026107                   13D                     Page 6 of 13 Pages

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Wallace E. Carroll Trust U/A Dated 1/20/61
     F/B/O Wallace E. Carroll, Jr. and his descendants

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER                                                    11,881

8    SHARED VOTING POWER                                                     -0-

9    SOLE DISPOSITIVE POWER                                               11,881

10   SHARED DISPOSITIVE POWER                                                -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         11,881

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             Less than 1%

14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                   13D                     Page 7 of 13 Pages

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Lelia H. Carroll Trust U/A Dated 7/12/62
     F/B/O Wallace E. Carroll, Jr. and his descendants

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER                                                   180,661

8    SHARED VOTING POWER                                                     -0-

9    SOLE DISPOSITIVE POWER                                              180,661

10   SHARED DISPOSITIVE POWER                                                -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        180,661

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     2.2%

14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                   13D                     Page 8 of 13 Pages

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     CRL, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER                                                 2,073,436

8    SHARED VOTING POWER                                                     -0-

9    SOLE DISPOSITIVE POWER                                            2,073,436

10   SHARED DISPOSITIVE POWER                                                -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,073,436

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    24.7%

14   TYPE OF REPORTING PERSON*                                                CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                   13D                     Page 9 of 13 Pages

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Wallace Foundation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Colorado

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER                                                    32,910

8    SHARED VOTING POWER                                                     -0-

9    SOLE DISPOSITIVE POWER                                               32,910

10   SHARED DISPOSITIVE POWER                                                -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         32,910

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             Less than 1%

14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                   13D                    Page 10 of 13 Pages

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER                                                     6,760

8    SHARED VOTING POWER                                                     -0-

9    SOLE DISPOSITIVE POWER                                                6,760

10   SHARED DISPOSITIVE POWER                                                -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          6,760

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             Less than 1%

14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                AMENDMENT NO. 25
                                 TO SCHEDULE 13D

Item 1. Security and Issuer

This amended statement on Schedule 13D relates to the Common Stock, $1.00 par value per share (the "Common Shares"), of Katy Industries, Inc., a Delaware corporation (the "Company"). This amended statement is being filed in accordance with Rule 101(a)(2)(i) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission's Electronic Data Gathering, Analysis and Retrieval System.

Item 2. Identity and Background.

This amended statement on Schedule 13D is jointly filed by Wallace E. Carroll, Jr., Amelia M. Carroll, The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E. Carroll, Jr. and his descendants, The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants, The Wallace E. Carroll Trust U/A Dated 1/20/61 F/B/O Wallace E. Carroll, Jr. and his descendants, The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants, CRL, Inc., a Delaware corporation, The Wallace Foundation pursuant to a Joint 13D Filing Agreement dated as of February 29, 1996 previously filed as Exhibit VV to Amendment No. 19 to this Statement and the Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79 (collectively, the "Reporting Persons"). Each of the Reporting Persons has previously filed a statement on Schedule 13D reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1.

Item 3. Source of Funds
        Not applicable

                                                             Page 11 of 13 Pages

Item 4. Purpose of Transaction.

Item 4 is amended to add the following information in response to Items (a),
(b), (d), (e) and (g) of Schedule 13D. The Reporting Persons have no present plans or proposals with respect to Items 4(c), (f), (h), (i) and (j) of Schedule 13D.

On March 29, 2001, (A) Katy Industries, Inc. (the "Company") entered into a Preferred Stock Purchase and Recapitalization Agreement (the "Old Purchase Agreement") with KKTY Holding Company, LLC ("Purchaser"), pursuant to which the Purchaser intended to (1) make a cash tender offer (the "Tender Offer") to buy up to 2.5 million Common Shares, and (2) buy from the Company 400,000 shares of newly issued convertible preferred stock, and (B) the Reporting Persons entered into a Stock Voting and Tender Agreement with the Purchaser (the "Old Common Voting Agreement"), pursuant to which the Reporting Persons agreed to collectively tender at least 1.5 million Common Shares to the Purchaser in connection with the Tender Offer and vote, in aggregate, 2.5 million of their Common Shares as set forth in such agreement. On June 1, 2001 the Company and the Purchaser mutually agreed to terminate the Old Purchase Agreement, including the Tender Offer, pursuant to the provisions thereof and enter into a new Preferred Stock Purchase and Recapitalization Agreement dated as of June 2, 2001 (the "New Purchase Agreement"), pursuant to which the Purchaser is to acquire 700,000 shares of newly issued convertible preferred stock of the Company at $100 per share, which are convertible into an aggregate of 11,666,666 Common Shares. In connection with the New Purchase Agreement, the Purchaser and the Reporting Persons entered into a Stock Voting Agreement dated as of June 2, 2001 (the "New Voting Agreement"), in which the parties agreed to terminate the Old Voting Agreement pursuant to the provisions thereof.

The New Voting Agreement requires the Reporting Persons, from June 2, 2001 until the earlier of the closing date under the New Purchase Agreement (the "Closing Date")or the termination of the New Voting Agreement (the "Voting Period"), to vote (or caused to be voted), in aggregate, 2,480,000 of such Reporting Persons' Common Shares in favor of any actions required to authorize and effect the transactions contemplated by the New Purchase Agreement, including, without limitation, to vote (A) in favor of the election of all directors nominated by the Company's board of directors, including each of the Purchaser's designees (unless the matters referred to in (B) and (C) below shall not have been approved by the Company's shareholders); (B) in favor of the approval and adoption of an amendment to the Company's Certificate of Incorporation authorizing (1) classification of the Company's board of directors into two classes with staggered terms of office, (2) 1,200,000 shares of Convertible Preferred Stock (as defined in the New Purchase Agreement) and (3) an increase in the total number of authorized Common Shares to 35,000,000; (C) in favor of the issuance and sale of the shares of Convertible Preferred Stock to the Purchaser pursuant to the New Purchase Agreement and the issuance of Common Shares upon the conversion of the shares of Convertible Preferred Stock; (D) against any action, transaction or agreement that would result in a breach of any covenant, representation or warranty or any obligation or agreement of the Company under the New Purchase Agreement or of any Reporting Person under the New Voting Agreement; and (E) except as otherwise agreed to in writing in advance by the Purchaser, against the following actions (other than the transactions contemplated by the New Purchase Agreement): (1) any extraordinary corporate transaction, such as a reorganization, recapitalization, merger, consolidation or other business combination involving the Company; (2) a sale, lease or transfer of a significant part of the assets of the Company, or a reorganization, recapitalization, dissolution or liquidation of the Company; (3) any change in the persons who constitute the board of directors of the Company;
(4) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-laws other than the authorization and adoption of an amendment to the Company's Certificate of Incorporation authorizing (I) classification of the Company's board of director's into two classes with staggered terms of office, (II) 1,200,000 shares of Convertible Preferred Stock and (III) an increase in the total number of Common Shares that the Company shall have authority to issue to 35,000,000;
(5) any other material change in the Company's corporate structure or business; or (6)

                                                             Page 12 of 13 Pages

any other action involving the Company which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the transactions contemplated by the New Purchase Agreement. From the Closing Date and continuing until the earlier of the date the Purchaser exercises its right to convert any of the Convertible Preferred Stock into Common Shares or the termination of the New Voting Agreement, at any meeting of the holders of any class or classes of the capital stock of the Company, however called, at which an election for directors of the Company is held or in connection with any solicitation of written consent of the holders of any class or classes of capital stock of the Company with respect to an election of directors of the Company, the Reporting Persons shall vote (or cause to be voted) at least 2,480,000 Common Shares in favor of the election of all directors nominated by the Company's Board of Directors then in office, including, without limitation, each nominee for director designated by Purchaser. During the Voting Period, each Reporting Person has appointed the Purchaser its proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote, to act by written consent or to request that the chairman or secretary of the Company call a special meeting of stockholders with respect to a proportion of such Reporting Person's Common Shares (totaling, in the aggregate, 2,480,000 of the Reporting Persons' Common Shares).

Item 5. Interest in Securities of the Issuer.

Information concerning sole and shared beneficial ownership of the Common Shares of the Reporting Persons is set forth on the cover pages of this statement, which are incorporated herein by reference in their entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The description of the New Voting Agreement set forth in Item 4 above is incorporated herein by reference in its entirety, and subject in its entirety to the complete provisions of such agreement attached hereto under Item 7 as
Exhibit 99.1.

Item 7. Material to be filed as Exhibits.

In accordance with subparagraph 3 of Item 7, the Voting Agreement is attached hereto as Exhibit 99.1.

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                       Date: June 18, 2001

The Wallace E. Carroll Trust U/A       The Wallace E. and Lelia H. Carroll Trust
Dated 7/1/57 F/B/O Wallace E.          U/A Dated 5/1/58 F/B/O Wallace E.
Carroll, Jr. and his descendants       Carroll, Jr. and his descendants

By: /s/ Wallace E. Carroll, Jr.        By: /s/ Wallace E. Carroll, Jr.
    --------------------------------       --------------------------------
    Wallace E. Carroll, Jr., Trustee       Wallace E. Carroll, Jr., Trustee

By: /s/ Amelia M. Carroll              By: /s/ Amelia M. Carroll
    --------------------------------       --------------------------------
    Amelia M. Carroll, Trustee             Amelia M. Carroll, Trustee


The Wallace E. Carroll Trust U/A       The Lelia H. Carroll Trust U/A
Dated 1/20/61 F/B/O Wallace E.         Dated 7/12/62 F/B/O Wallace E.
Carroll, Jr. and his descendants       Carroll, Jr.

By: /s/ Wallace E. Carroll, Jr.        By: /s/ Wallace E. Carroll, Jr.
    --------------------------------       --------------------------------
    Wallace E. Carroll, Jr., Trustee       Wallace E. Carroll, Jr., Trustee

By: /s/ Amelia M. Carroll              By: /s/ Amelia M. Carroll
    --------------------------------       --------------------------------
    Amelia M. Carroll, Trustee             Amelia M. Carroll, Trustee

Subtrusts under The Wallace E.         CRL, Inc.
Carroll Trust U/A Dated 12/20/79
F/B/O the descendants of
Wallace E. Carroll, Jr.                By: /s/ Jonathan P. Johnson
                                           --------------------------------
                                           Jonathan P. Johnson, President
By: /s/ Wallace E. Carroll, Jr.
    --------------------------------
    Wallace E. Carroll, Jr., Trustee

By: /s/ Amelia M. Carroll
    --------------------------------
     Amelia M. Carroll, Trustee

/s/ Amelia M. Carroll
------------------------------------
Amelia M. Carroll

/s/ Wallace E. Carroll, Jr.
------------------------------------
Wallace E. Carroll, Jr.


The Wallace Foundation

By: /s/ Wallace E. Carroll, Jr.
    --------------------------------
     Wallace E. Carroll, Jr., Trustee

By: /s/ Amelia M. Carroll
    --------------------------------
    Amelia M. Carroll, Trustee